

Mail Stop 7010

August 6, 2009

via U.S. mail and facsimile

Jerrold J. Pellizzon, Chief Financial Officer
Ceradyne, Inc.
3169 Red Hill Avenue
Costa Mesa, CA 92626

>   **RE: Ceradyne, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 30, 2008**
>   **Filed February 24, 2009**
>   **Proxy Statement**
>   **Filed April 23, 2009**
>   **File No. 000-13059**

Dear Mr. Pellizzon:

        We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

General

1. We note that automotive/diesel products accounted for 5.8% of your total sales to external customers for the year ended December 31, 2008 and 2.6% for the quarter ended June 30, 2009. In future filings please expand your MD&A to discuss whether recent events in the automotive industry had or will have a negative impact on your results of operations or liquidity. For example, please discuss expected or known declines in automotive/diesel products in future periods, liquidity problems of your customers and the impact to your liquidity, whether you have modified payment terms of any customers, etc. Refer to Sections 501.03 and .04 of the Financial Codification for guidance.

2. In future filings, please disclose the maturity dates, auction reset provisions, interest rate provisions, nature of collateral (including indication of credit quality), severity and duration of any impairment, whether underlying cash flows on the securities are being received and number and dollar value of failed auctions. Furthermore, we note you recorded other-than-temporary impairments for the year ended December 31, 2008 and quarter ended June 30, 2009. Please tell us whether it is probable that you will collect all contractual cash flows and how you determined that your remaining balance is recoverable. In this regard you might consider terms of certain guarantees, quality of underlying collateral (if any), external ratings and other relevant market information. Refer to FSP FAS 115-1 and SAB Topic 5M for guidance.

Results of Operations, page 46

3. We note from your disclosure on page 44 that the cost of electricity for your manufacturing operations accounted for 3.2%, 3.0% and 2.8% of cost of product sales in 2008, 2007 and 2006, respectively. Given the gradual increase in the cost for electricity, please revise future filings to discuss whether management is taking actions to mitigate against the rising cost of electricity, your commodity price exposure and risk management strategies, or if you don't manage this risk, a statement disclosing that fact. Your discussion should also address other significant costs for raw materials that impact gross margins.

4. We note that gross profit for your Semicon and Associates division was negatively impacted, in part, due to sales returns. Please tell us and disclose in future filings the amount of the provisions recorded each period for returns and sales incentives as well as the balance of your allowance for sales returns at each

balance sheet date. Furthermore, please include a policy discussing how you estimate your allowance for sales returns and include the reserve activity pursuant to Rule 10-01(a)(5) of Regulation S-X.

Liquidity and Capital Resources, page 54

5.   We note you will commence construction during 2009 of an additional 200,000 square foot facility in Tianjin, China. Please expand your liquidity analysis to discuss the expected cost of this facility and the source of funds. Refer to Sections 501.03 and .13 of the Financial Codification for guidance.

6.   On page 26 you disclose that sales of defense related products represent 61.8% of total revenues. In future filings please disclose and identify revenues from external customers that amount to 10% or more of your revenue. This disclosure allows an investor to better assess risks associated with a particular customer, as well as material concentrations of revenues related to that customer. Refer to Section 503.02 of the Financial Codification for guidance.

7.   We note that you are subject to certain covenants, which include, among other things, the maintenance of specified minimum amounts of tangible net worth and quick assets to current liabilities ratio. In future filings please provide the covenant requirement and disclose your actual results. Your discussion should provide an analysis where the headroom between your covenant requirement and your actual results is small. Refer to Section 501.03 of the Financial Codification for guidance.

Critical Accounting Policies and Estimates, page 57

8.   Property, plant and equipment represented approximately 29% and intangible assets represented 10% of total assets at December 31, 2008 and June 30, 2009, respectively. We note your net book value was significantly less than your market capitalization as of December 31, 2008, March 31, 2009, and June 30, 2009, the downward trend in quarterly sales since the third quarter of 2008 and a 47% decrease in your backlog from 2007 to 2008. Please tell us whether you considered these negative factors an indicator that the carrying value of your intangible assets and property, plant and equipment may not be recoverable. Furthermore, we note you performed an impairment test at June 30, 2009 under SFAS 142 and SFAS 144 for your Canadian reporting unit which resulted in impairment of goodwill and long lived assets. Please confirm whether an impairment test was performed on your other reporting units and, if not, how you determined that the goodwill and long lived assets of those units were recoverable. Please tell us and disclose the headroom between the fair value and the carrying value of the reporting units that were not tested.

9.   We note that inventory accounted for approximately 22% and 23% of total current assets as of December 31, 2008 and June 30, 2009, respectively. Given recent events in the automotive industry and the contraction of the global economy please tell us how you assess the value of inventory related to the automotive/diesel and industrial industries and, if material, how you determined that a lower of cost or market charge was not required.

10.   We note your disclosure of your critical accounting policies. In future filings please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Given the current economic conditions, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Definitive Proxy Statement

Nominating and Corporate Governance, page 6

11. In future filings please disclose whether there are any differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. See Item 407(c)(2)(vi) of Regulation S-K.

Transactions with Related Persons, page 23

12. You provide minimal disclosure relating to the review, approval or ratification of transactions with related persons. In future filings please provide the full disclosure required by Item 404(b) of Regulation S-K.

2008 Executive Officer Compensation Elements, page 9

13. We note that the Compensation Committee targeted total 2008 compensation at the median amount of the survey group of companies. In future filings please disclose where actual payments fell within targeted parameters.

14. We note that the amount of each component of compensation established for the named executive officers is based on factors that include company and individual performance. In future filings, to the extent you correlate compensation, including incentive programs, with the achievement of certain annual individual and corporate objectives, please discuss the specific items of performance used to determine bonus and other payments and how they are structured around the achievement of such objectives. Also, please disclose whether any discretion can be or has been exercised with respect to meeting such goals and objectives and, if so, to whom such discretion is applicable. Please see Items 402(b)(2)(v)-(vii) of Regulation S-K and Instruction 4 to Item 402(b).

15. In future filings please discuss in the Compensation Discussion and Analysis material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief